Exhibit 99.1

Press Release

Regeneron to Acquire Checkmate Pharmaceuticals and Its Investigational Immune Activator for Potential Use in Multiple Tumor Types

Proposed ~$250 million all-cash acquisition strengthens Regeneron’s portfolio of diverse and combinable immuno-oncology candidates

Lead investigational asset vidutolimod is a potential best-in-class TLR9 agonist, with demonstrated clinical responses observed in PD-1 refractory melanoma as monotherapy

Vidutolimod is currently being studied in combination with other agents for melanoma, non-melanoma skin cancers, and head and neck cancer

Tarrytown, N.Y. and Cambridge, Mass., April 19, 2022 – Regeneron Pharmaceuticals, Inc. (NASDAQ: REGN) and Checkmate Pharmaceuticals, Inc. (NASDAQ: CMPI) a clinical stage biopharmaceutical company focused on proprietary technology to harness the power of the immune system to combat cancer, today announced a definitive agreement for the acquisition of Checkmate by Regeneron at an all-cash price of $10.50 per share of Checkmate common stock. The proposed acquisition values Checkmate at a total equity value of approximately $250 million.

Checkmate’s lead investigational candidate is vidutolimod, an advanced generation CpG-A oligodeoxynucleotide Toll-like receptor 9 (TLR9) agonist delivered in a virus-like particle.

“As we continue to advance and expand our research efforts in immuno-oncology, the acquisition of Checkmate will add a promising new modality to Regeneron’s toolkit of potential approaches for difficult-to-treat cancers,” said Leonard S. Schleifer, M.D., Ph.D., President and Chief Executive Officer of Regeneron. “The unique combination of a differentiated Toll-like receptor 9 with other antibody-based oncology agents may result in increased clinical benefit and provide new treatment options for patients in need. We look forward to welcoming the Checkmate team and their complementary scientific acumen to the Regeneron family.”

“We are thrilled that Checkmate will become part of Regeneron, a biotechnology leader that shares our deep appreciation for science, hunger for ground-breaking discoveries and commitment to helping patients defeat cancer,” said Alan Bash, President and Chief Executive Officer of Checkmate.

“We believe that the data we have generated with vidutolimod positions Checkmate at the forefront of the innate immune activator field. It is our hope that Regeneron’s resources and expertise will help accelerate the development of vidutolimod and realization of the full potential of our virus-like particle (VLP) platform for immunotherapy,” said Art Krieg, M.D., Checkmate’s Founder and Chief Scientific Officer.

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Vidutolimod is administered into the tumor and is believed to induce and expand anti-tumor T cells and induce tumor regression as a monotherapy in patients whose tumors previously progressed on PD-1 checkpoint inhibition. In the Phase 1b program, documented abscopal responses were seen in distant, un-injected lesions. Vidutolimod is an investigational therapy and has not been approved by U.S. Food and Drug Administration or any other regulatory agency.

The merger agreement provides for Regeneron, through a subsidiary, to initiate a tender offer to acquire all outstanding shares of Checkmate at an all-cash price of $10.50 per share of Checkmate common stock. The closing of the tender offer will be subject to certain conditions, including the tender of at least a majority of the outstanding shares of Checkmate common stock, the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions. Upon the successful completion of the tender offer, Regeneron will acquire all shares not acquired in the tender through a second-step merger. The transaction is expected to close in mid-2022.

Regeneron’s legal advisor for the transaction is Wachtell, Lipton, Rosen & Katz. Centerview Partners is serving as Checkmate’s financial advisor and Goodwin Procter LLP is serving as its legal advisor.

About Vidutolimod

Vidutolimod works by two complementary mechanisms that together have a unique ability to drive a strong systemic anti-tumor T cell response. First, the virus-like particle (VLP) activates an immune response to the VLP, leading to the production of antibodies that deliver the VLP into plasmacytoid dendritic cells (pDC) and other immune cells via specialized receptors called FcRs. This provides an initial stimulatory signal to pDC and brings the CpG-A to TLR9 (the receptor for CpG DNA) inside the pDC. Second, CpG-A stimulates TLR9 in a manner that induces pDC to release significantly higher levels of IFN-α and other type I interferons than other innate immune activators, resulting in a stronger anti-tumor T cell response.

Animal models and in vitro experiments suggest that, when activated by vidutolimod by this combination of signals, pDC recruit and coordinate a variety of other immune cells, culminating in the generation of a strong anti-tumor T cell response.

About Regeneron

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents life-transforming medicines for people with serious diseases. Founded and led for nearly 35 years by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to nine FDA-approved treatments and numerous product candidates in development, almost all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye diseases, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, pain, hematologic conditions, infectious diseases and rare diseases.

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Regeneron is accelerating and improving the traditional drug development process through our proprietary VelociSuite® technologies, such as VelocImmune®, which uses unique genetically humanized mice to produce optimized fully human antibodies and bispecific antibodies, and through ambitious research initiatives such as the Regeneron Genetics Center, which is conducting one of the largest genetics sequencing efforts in the world.

For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

About Checkmate Pharmaceuticals

Checkmate Pharmaceuticals is a clinical stage biotechnology company focused on developing its proprietary technology to harness the power of the immune system to combat cancer. Checkmate Pharmaceuticals’ product candidate, vidutolimod (CMP-001), is an advanced generation Toll-like receptor 9 (TLR9) agonist, delivered as a biologic virus-like particle utilizing a CpG-A oligodeoxynucleotide as a key component, designed to trigger the body’s innate immune system to attack tumors in combination with other therapies. Information regarding Checkmate Pharmaceuticals is available at www.checkmatepharma.com.

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Forward-looking Statements

This communication includes forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Regeneron Pharmaceuticals, Inc. ("Regeneron") and Checkmate Pharmaceuticals, Inc. (“Checkmate”) and actual events or results may differ materially from these forward-looking statements. Words such as "anticipate," "expect," "intend," "plan," "believe," "seek," "estimate," variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. Risks that may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Checkmate’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the possibility that the transaction does not close; risks related to Regeneron’s ability to realize the anticipated benefits of the proposed acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period and that Regeneron and Checkmate will not be integrated successfully; the effects of the transaction on relationships with employees, other business partners or governmental entities; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Regeneron’s or Checkmate’s common stock and/or Regeneron’s or Checkmate’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; the impact of SARS-CoV-2 (the virus that has caused the COVID-19 pandemic) on Regeneron’s or Checkmate’s business and its employees, collaborators, and suppliers and other third parties on which Regeneron and Checkmate rely; Regeneron's, Checkmate’s, and their collaborators' ability to continue to conduct research and clinical programs; Regeneron's and Checkmate’s ability to manage their supply chains; Regeneron’s ability to manage net product sales of products marketed or otherwise commercialized by Regeneron and/or its collaborators or licensees (collectively, "Regeneron's Products"); the nature, timing, and possible success and therapeutic applications of Regeneron's Products, product candidates being developed by Regeneron and/or its collaborators or licensees (collectively, "Regeneron's Product Candidates"), and product candidates being developed by Checkmate, such as vidutolimod; the extent to which the results from the research and development programs conducted by Regeneron, Checkmate, and/or their collaborators or licensees may be replicated in other studies and/or lead to advancement of product candidates to clinical trials, therapeutic applications, or regulatory approval; the potential of the Toll-like receptor 9 (TLR9) agonist technology discussed in this communication; uncertainty of the utilization, market acceptance, and commercial success of Regeneron's Products, Regeneron's Product Candidates, and vidutolimod and the impact of studies (whether conducted by Regeneron, Checkmate or others and whether mandated or voluntary) on any of the foregoing or any potential regulatory approval of Regeneron's Products, Regeneron's Product Candidates, and vidutolimod; the likelihood, timing, and scope of possible regulatory approval and commercial launch of Regeneron's Product Candidates and vidutolimod and new indications for Regeneron's Products; the ability of Regeneron's and Checkmate’s collaborators, licensees, suppliers, or other third parties (as applicable) to perform manufacturing, filling, finishing, packaging, labeling, distribution, and other steps related to Regeneron's Products, Regeneron's Product Candidates, and vidutolimod; the ability of Regeneron and/or its collaborators to manufacture and manage supply chains for multiple products and product candidates; safety issues resulting from the administration of Regeneron's Products, Regeneron’s Product Candidates, and vidutolimod in patients, including serious complications or side effects in connection with the use of Regeneron's Products, Regeneron's Product Candidates, and vidutolimod in clinical trials; determinations by regulatory and administrative governmental authorities which may delay or restrict Regeneron's ability to continue to develop or commercialize Regeneron's Products, Regeneron's Product Candidates, or Checkmate’s ability to continue to develop or commercialize vidutolimod; and competing drugs and product candidates that may be superior to, or more cost effective than, Regeneron's Products, Regeneron's Product Candidates, or vidutolimod. A more complete description of these and other material risks can be found in Regeneron's and Checkmate’s filings with the U.S. Securities and Exchange Commission, including their Forms 10-K for the year ended December 31, 2021 as well as the Schedule TO and related tender offer documents to be filed by Regeneron and Scandinavian Acquisition Sub, Inc. and the Schedule 14D-9 to be filed by Checkmate, and, if applicable, the proxy statement referenced below. Any forward-looking statements are made based on the current beliefs and judgments of Regeneron’s and Checkmate’s management, and the reader is cautioned not to rely on any forward-looking statements made by Regeneron or Checkmate. Regeneron and Checkmate do not undertake any obligation to update (publicly or otherwise) any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

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Additional Information and Where to Find It

The tender offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of Checkmate, nor is it a substitute for the tender offer materials that Checkmate, Regeneron or its acquisition subsidiary, Scandinavian Acquisition Sub, Inc. will file with the Securities and Exchange Commission (“SEC”). The solicitation and offer to buy Checkmate stock will only be made pursuant to an Offer to Purchase and related tender offer materials that Regeneron intends to file with the SEC. At the time the tender offer is commenced, Regeneron and its acquisition subsidiary will file a Tender Offer Statement on Schedule TO and thereafter Checkmate will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. Under certain circumstances described in the definitive transaction documents, Regeneron may determine to instead to terminate or withdraw the offer and effect the transaction through a merger only, in which case the relevant documents to be filed with the SEC will include a proxy statement for the solicitation of votes of Checkmate stockholders to approve the merger. CHECKMATE’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AND, IF APPLICABLE, THE PROXY STATEMENT BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF CHECKMATE SECURITIES AND OTHER INVESTORS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING WITH RESPECT TO THE TENDER OFFER, OR, IF APPLICABLE, VOTING ON THE TRANSACTION. The Offer to Purchase, the related Letter of Transmittal, certain other tender offer documents, as well as the Solicitation/Recommendation Statement, and if applicable, the proxy statement will be made available to all stockholders of Checkmate at no expense to them and will also be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting either Regeneron or Checkmate. Copies of the documents filed with the SEC by Checkmate will be available free of charge on Checkmate’s website at https://ir.checkmatepharma.com or by contacting Checkmate’s Investor Relations Department at (617) 682-3625. Copies of the documents filed with the SEC by Regeneron will be available free of charge on Regeneron’s website at https://investor.regeneron.com or by contacting Regeneron’s Investor Relations Department at invest@regeneron.com or (914) 847-7741.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, and if applicable, the proxy statement, Regeneron and Checkmate each file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports or other information filed by Regeneron or Checkmate at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Regeneron’s and Checkmate’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

If the tender offer is terminated and the transaction is to be effected by merger only, in which case, the approval of Checkmate stockholders must be obtained, Regeneron, Checkmate and their respective directors and executive officers may be deemed to be participants in any such solicitation of proxies from Checkmate’s stockholders in connection with the proposed transaction. Information regarding Regeneron’s directors and executive officers is available in its proxy statement that was filed with the SEC; information regarding Checkmate’s directors and executive officers is available in its proxy statement that was filed with the SEC. Other information regarding potential participants in any such proxy solicitation will be contained in any proxy statement filed in connection with the transaction.

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Regeneron Media Relations
Alexandra Bowie
Tel: +1 914-847-3407
Alexandra.bowie@regeneron.com

Regeneron Investor Relations
Vesna Tosic
Tel: +1 914-847-5443
vesna.tosic@regeneron.com

Checkmate Media Contact
Karen Sharma
MacDougall Advisors
Tel: +1 781-235-3060
ksharma@macdougall.bio

Checkmate Investor Contact
Rob Dolski
Chief Financial Officer
rdolski@checkmatepharma.com

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